NAVIOS MARITIME PARTNERS L.P. DECLARES A DIVIDEND OF $0.175 PER UNIT

AND

ANNOUNCES THE DATE FOR THE RELEASE OF FOURTH QUARTER 2007 RESULTS, CONFERENCE CALL AND WEBCAST

Conference Call and Webcast: Monday, February 11, 2008, at 08:30 A.M. EST

PIRAEUS, GREECE – February 6, 2008 - Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:  NMM), an owner and operator of drybulk carriers, announced today that its Board of Directors has declared a dividend of $0.175 per unit for the 46-day period of  November 16, 2007 through December 31, 2007. This payment represents $1.40 per unit on an annualized basis. The dividend is payable on February 14, 2008 to all unitholders of record as of February 11, 2008.

Navios Partners also announced that it will host a conference call on February 11, 2008 at 08:30 A.M. EST, where Navios Partners’ senior management will discuss the results of the initial operating period ended December 31, 2007.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 819 7111(US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0) 1452 542 301 (Standard International Dial In). Please quote "NAVIOS MLP".

In case of any problems with the above numbers, please dial 1866 223 0615 (US Toll Free Dial In), 0800 694 1503 (UK Toll Free Dial In) or +44 (0) 1452 586 513 (Standard International Dial In). Please quote "NAVIOS MLP".

A telephonic replay of the conference call will be available until February 18, 2008 by dialing 1866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 1452 550 000 (Standard International Dial In). Access Code: 33433537#

Slides and audio webcast:

There will also be a live, and then archived webcast of the conference call, through the NAVIOS MARITIME PARTNERS L.P. website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A supplemental slide presentation will be available on the Navios Maritime Partners L.P. website at www.navios-mlp.com under the "Investors" section at 7:45 am EDT on the day of the call.

About Navios Maritime Partners L.P.

Navios Maritime Partners L.P., an owner and operator of drybulk carriers, was newly formed by Navios Maritime Holdings Inc. (NYSE: NM), a vertically integrated seaborne shipping company with over 50 years of operating history in the drybulk shipping industry.

Navios Partners operates a fleet of seven drybulk carriers comprised of five owned Panamaxes and two chartered-in vessels (one Capesize and one Panamax), with a total carrying capacity of 626,100 dwt. Navios Partners will take delivery of one charter-in newbuilding Panamax in March 2008 Including this delivery, Navios Partners’ fleet has an average age of approximately 5.6 years (based on dwt), which is significantly younger than the current industry average.

Navios Partners expects to take delivery of one newbuilding Capesize in June 2009.

Navios Partners’ vessels are chartered out to a strong group of counterparties under long-term time charters with an average remaining term of approximately 5.2 years.

Navios Partners’ units are listed on the New York Stock Exchange and trade under the symbol “NMM”.

Risks and uncertainties are described in reports filed by Navios Maritime Partners L.P. with the United States Securities and Exchange Commission.

For more information, please visit our website at www.navios-mlp.com

Contacts

Public & Investor Relations Contact:

Navios Maritime Partners L.P.
Investor Relations
Nicolas Bornozis

Capital Link, Inc.

Tel. (212) 661-7566

E-mail:naviospartners@capitallink.com